ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

17 March 2003

03007669

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

03 MAR 25 AM 7:21

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 01 2003
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

dlw 3/27

Lodgement with Australian Stock Exchange:
17 March 2003 ASX Announcement & Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

17 March 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

BANJO-1 SPUD DATE

AUSTRALIA

EP 397 - OFFSHORE CARNARVON BASIN, (33.3%) (OPERATOR – TAP OIL LTD)

Tap Oil Ltd has advised the joint venture partners a revised spud date of around 3 April 2003 for the Banjo-1 well. Banjo will be drilled using the Ensco 53 jackup rig. The final spud date may vary depending upon the timing of two other wells (Cyrano-1 and Crackling South-1) scheduled before Banjo-1. Further updates will be issued as the timing becomes clearer.

Banjo-1 has been proposed as a 1,000 metre test of lower Jurassic and Triassic Mungaroo Formation sandstones stratigraphically trapped against a large submarine canyon which the Operator estimates has potential to contain 25 million barrels of oil. In the success case significant upside may occur within other fault blocks along the entire canyon edge.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au